EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

2004
(Restated)
Basic:

Net Loss	$1,235,419

Average shares:
Common shares issued	87,715,910
Average shares outstanding	85,900,541

Net loss per common share, basic	$0.01

Diluted:

Net Loss	$1,235,419

Average shares:
Common shares issued	99,931,805
Average shares outstanding	85,900,541

Net loss per common share, basic	$0.01